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                            March 3, 2022

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 11 to
                                                            Registration
Statement on Form F-1
                                                            Filed on January 7,
2022
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

       Amendment No. 12 to Form F-1 filed January 7, 2022

       Cover Page

   1.                                                   We note your disclosure
about the Holding Foreign Companies Accountable Act.
                                                        Please also disclose on
the cover page that the United States Senate has passed the
                                                        Accelerating Holding
Foreign Companies Accountable Act, which, if enacted, would
                                                        decrease the number of
  non-inspection years    from three years to two years, and thus, the
                                                        company's shares could
be prohibited from trading and delisted after two years instead of three. Also, add
similar disclosure to the third bullet in the summary of risk factors on page 8.
 Mark Chi Hang Lo
AMTD Digital Inc.
March 3, 2022
Page 2
Prospectus Summary, page 1

2. We note your disclosure on pages 8 and 22 that you are not required to obtain permissions or approvals from PRC authorities to operate and issue your ADSs to foreign investors, including permissions from the CSRC or CAC. Please also provide such disclosure in the prospectus summary, and describe in the prospectus summary, summary risk factor and risk factor disclosures any specific consequences to you and your investors if you or your subsidiaries: (i) inadvertently concluded that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Cash Transfers and Dividends, page 17

3. We note your disclosure that you maintain your bank accounts and balances primarily in licensed banks in Hong Kong and Singapore. Please clarify, if true, that most of your cash is in Hong Kong dollars, and address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to the first risk factor on page 18 and in the summary of risk factors on page 8.
The PRC government has significant authority to intervene or influence the China or Hong Kong operations, page 18

4. We note your disclosure that your business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. Please also expand your disclosure in the second sentence to clarify that the PRC government has significant authority to intervene or influence the
         China operations of an offshore holding company at any time, which, if extended to your
         Hong Kong operations, could result in a material adverse change to your "business, prospects, financial condition, and results of operations" and the value of the ADSs.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                            Sincerely,
Comapany NameAMTD Digital Inc.
                                                              Division of
Corporation Finance
March 3, 2022 Page 2                                          Office of Finance
FirstName LastName